EXHIBIT 99.9

Notice to ASX/LSE
Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)
26 February 2024

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs to both the London Stock Exchange (LSE) and the Australian Securities Exchange (ASX).

On 23 February 2024, Simon Trott (a PDMR/KMP), sold Rio Tinto plc shares as follows:

Number of Shares Acquired	Price Per Share GBP
35,000	51.974614
34,252	52.020408

Performance Share Award ("PSA") granted under the Rio Tinto 2018 Equity Incentive Plan

The PSA is a performance based award which provides participants with the conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met.

The PSA granted in 2019 is subject to a Total Shareholder Return (TSR) performance measure.

On 22 February 2024, the following PDMRs/KMPs received their vested PSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	51,752	(3,054)	67,518	(31,415)	GBP 52.162929	36,103	22/02/2024
Rio Tinto plc shares	Barrios, Alf	57,011	(3,364)	74,380	(18,069)	GBP 52.162929	56,311	22/02/2024
Rio Tinto plc shares	Cunningham, Peter	6,489	(383)	8,465	(3,939)	GBP 52.162929	4,526	22/02/2024
Rio Tinto Limited shares	Kaufman, Sinead	6,291	(372)	7,666	(3,659)	AUD 124.24	4,007	22/02/2024
Rio Tinto plc shares	Stausholm, Jakob	79,609	(4,697)	103,863	(34,810)	GBP 52.162929	69,053	22/02/2024
Rio Tinto plc shares	Trott, Simon	50,598	(2,986)	66,012	(15,684)	GBP 52.162929	50,328	22/02/2024

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period.

Notice to ASX/LSE    2 / 3

Management Share Awards (“MSA”) granted under the Rio Tinto 2018 Equity Incentive Plan

The MSA provides participants with a conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to continuous employment.

On 22 February 2024, the following PDMRs/KMPs received their vested MSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. All MSA included in this announcement were granted prior to the PDMR/KMP becoming a member of the Executive Committee.

Security	Name of PDMR/KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Cunningham, Peter	4,781	5,947	(2,768)	GBP 52.162929	3,179	22/02/2024

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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